                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                                 MATRIXONE, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

           Options to Purchase Common Stock, $.01 Par Value Per Share
                         (Title of Class of Securities)

                               -------------------

                                   57685P 30 4

                      (CUSIP Number of Class of Securities)
                        (Common Stock Underlying Options)

                               -------------------

           Mark F. O'Connell                               Copies to:
 President and Chief Executive Officer                Gordon H. Hayes, Jr.
            MATRIXONE, INC.                     TESTA, HURWITZ & THIBEAULT, LLP
          210 Littleton Road                            125 High Street
          Westford, MA 01886                            Boston, MA 02110
            (978) 589-4000                               (617) 248-7000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                               -------------------

                            CALCULATION OF FILING FEE

           Transaction Valuation*           Amount of Filing Fee

                $11,278,882                      $1,037.66

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 4,494,823 shares of common stock, $.01 par value per share, of MatrixOne, Inc. having an aggregate value of $11,278,882 as of January 30, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals the value of the transaction multiplied by 0.000092.

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[_] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not applicable.          Filing party:      Not applicable.
         Form or Registration No.:  Not applicable.          Date filed:        Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Item 1.  Summary Term Sheet.

         The information set forth in the Offer to Exchange dated February 3, 2003, attached hereto as Exhibit (a)(1) (the "Offer to Exchange"), under "Summary Term Sheet" is incorporated herein by reference.

Item 2.  Subject Company Information.

(a)      Name and Address.

         MatrixOne, Inc., a Delaware corporation (the "Company" or "MatrixOne"), is the issuer of the securities subject to the Offer to Exchange. The address of the Company's principal executive office is 210 Littleton Road, Westford, MA, 01886 and the telephone number at that address is (978) 589-4000.

(b)      Securities.

         This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange outstanding options (the "Eligible Options") to purchase an aggregate of 4,494,823 shares of the Company's common stock, $.01 par value per share (the "Common Stock"), with an exercise price of at least $5.00 per share held by current employees of the Company or its subsidiaries (other than options held by members of the Company's board of directors or the Company's executive officers) that have been granted under the Company's Third Amended and Restated 1996 Stock Plan (the "1996 Plan") and the Company's Amended and Restated 1999 Stock Plan (the "1999 Plan"). These Eligible Options may be exchanged for new replacement options (the "New Replacement Options") that will be granted upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange;
(ii) the letter to all eligible MatrixOne employees from Mark F. O'Connell dated February 3, 2003; (iii) the Election Form; and (iv) the Withdrawal Form. These documents, as they may be amended or supplemented from time to time, together constitute the "Disclosure Documents" and are attached hereto as Exhibits (a)(1) through (a)(4), respectively.

         The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 2 ("Number of Eligible Options; Expiration Date"), Section 6 ("Acceptance of Eligible Options for Exchange and Issuance of New Replacement Options"), Section 8 ("Price Range of Common Stock Underlying the Options") and
Section 9 ("Source and Amount of Consideration; Terms of New Replacement Options") is incorporated herein by reference.

(c)      Trading Market and Price.

         There is no established trading market for the Eligible Options described under Item 2(b) above. However, there is an established trading market for the shares of Common Stock underlying the Eligible Options. The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

(a)      Name and Address.

         The filing person is the subject company and issuer of the Eligible Options. The information set forth in Item 2(a) above and in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

(a)      Material Terms.

         The information set forth in the Offer to Exchange under "Summary Term Sheet", Section 2 ("Number of Eligible Options; Expiration Date"), Section 3 ("Purpose of the Offer"), Section 4 ("Procedures for Electing to Tender Eligible Options"), Section 5 ("Withdrawal Rights and Change of Election"), Section 6 ("Acceptance of Eligible Options for Exchange and Issuance of New Replacement Options"), Section 7 ("Conditions of the Offer"), Section 9 ("Source and Amount of Consideration; Terms of New Replacement Options"), Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
Section 13 ("Legal Matters; Regulatory Approvals"), Section 14 ("Material U.S. Federal Income Tax Consequences"), Section 15 ("Material Income Tax Consequences and Certain Other Considerations for Non-U.S. Employees") and Section 16 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

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(b)      Purchases.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(c)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and on pages 10 - 11 ("Employment Agreements and Change in Control Arrangements") of the Company's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on September 27, 2002 is incorporated herein by reference. In addition, the 1996 Plan, the 1999 Plan, and the related option agreements attached hereto as Exhibits (d)(1) through (d)(6) are incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a)      Purposes.

         The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

(b)      Use of Securities Acquired.

         The information set forth in the Offer to Exchange under Section 6 ("Acceptance of Eligible Options for Exchange and Issuance of New Replacement Options") and Section 12 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

(c)      Plans.

         The information set forth in the Offer to Exchange under Section 3 ("Purpose of the Offer") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

(a)      Source of Funds.

         The information set forth in the Offer to Exchange under Section 9 ("Source and Amount of Consideration; Terms of New Replacement Options") is incorporated herein by reference.

(b)      Conditions.

         The information set forth in the Offer to Exchange under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

(d)      Borrowed Funds.

         Not applicable.

Item 8.  Interest in Securities of the Subject Company.

(a)      Securities Ownership.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

(b)      Securities Transactions.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

(a)      Solicitations or Recommendations.

         Not applicable.


Item 10. Financial Statements.

(a)      Financial Information.

         The financial information included under Item 8 ("Financial Statements and Supplementary Data") and Item 15 ("Exhibits, Financial Statement Schedules and Reports on Form 8-K") of the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 filed with the SEC on September 26, 2002 and under Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for the three months ended September 28, 2002 filed with the SEC on November 8, 2002 is incorporated herein by reference. The information set forth in the Offer to Exchange under Section 10 ("Information Concerning MatrixOne") and Section 18 ("Financial Statements and Additional Information") is incorporated herein by reference. The above identified Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the SEC's website at http://www.sec.gov.

(b)      Pro Forma Information.

         Not applicable.

Item 11. Additional Information.

(a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options"), Section 13 ("Legal Matters; Regulatory Approvals"), as well as the information set forth on pages 10-11 ("Employment Agreements and Change in Control Arrangements") of the Company's definitive Proxy Statement on Schedule 14A filed with the SEC on September 27, 2002, is incorporated herein by reference.

(b)      Other Material Information.

         Not applicable.

Item 12. Exhibits.

Exhibit No.                             Description
-----------                             -----------
(a) (1)            Offer to Exchange dated February 3, 2003.

(a) (2)            Letter to All Eligible MatrixOne Employees from Mark F.
                   O'Connell dated February 3, 2003 regarding the offer to exchange options.

(a) (3)            Election Form.

(a) (4)            Withdrawal Form.

(a) (5) Letter to All Eligible MatrixOne Employees from Bonnie Legere dated February 3, 2003.

(a) (6)            Form of e-mail reminder to option holders.

(a) (7)            Form of letter confirming results of Offer to Exchange.

(a) (8) Press Release announcing stock option exchange program for employees dated February 3, 2003.

(a) (9) Annual Report on Form 10-K for the fiscal year ended June 29, 2002 filed with the SEC on September 26, 2002 (File No. 000-29309) and incorporated herein by reference.

(a) (10) Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002 filed with the SEC on November 8, 2002 (File No. 000-29309) and incorporated herein by reference.

(a) (11) Definitive Proxy Statement on Schedule 14A filed with the SEC on September 27, 2002 (File No. 000-29309) and incorporated herein by reference.

(b)                Not Applicable.

(d) (1)            MatrixOne Third Amended and Restated 1996 Stock Plan.

(d) (2) Form of incentive stock option agreement for MatrixOne 1996 Stock Plan (relating to options issued on or prior to July 31, 2001).

(d) (3) Form of non-qualified stock option agreement for MatrixOne 1996 Stock Plan (relating to options issued on or prior to July 31, 2001).

(d) (4)            Form of stock option agreement for MatrixOne 1996 Stock Plan.

(d) (5)            MatrixOne Amended and Restated 1999 Stock Plan.

(d) (6)            Form of stock option agreement for MatrixOne 1999 Stock Plan.

(d) (7)            Letter Agreement between the Company and Maurice L.
                   Castonguay dated January 11, 1999 filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-92731) and incorporated herein by reference.

(d) (8) Letter agreement between the Company and Donald W. Hunt dated December 3, 2001 filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 (File No. 000-29309) and incorporated herein by reference.

(d) (9) Letter agreement between the Company and John Fleming dated June 21, 2002 filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 (File No. 000-29309) and incorporated herein by reference.

(g)                Not applicable.

(h)                Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           MATRIXONE, INC.


                                       By: /s/ MARK F. O'CONNELL
                                           -----------------------------------
                                           Mark F. O'Connell
                                           President and Chief Executive Officer

Date:  February 3, 2003

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EXHIBIT INDEX

Exhibit No.                                Description
-----------                                -----------
(a) (1)            Offer to Exchange dated February 3, 2003.

(a) (2)            Letter to All Eligible MatrixOne Employees from Mark
                   F. O'Connell dated February 3, 2003 regarding the offer to exchange options.

(a) (3)            Election Form.

(a) (4)            Withdrawal Form.

(a) (5) Letter to All Eligible MatrixOne Employees from Bonnie Legere dated February 3, 2003.

(a) (6)            Form of e-mail reminder to option holders.

(a) (7)            Form of letter confirming results of Offer to Exchange.

(a) (8) Press Release announcing stock option exchange program for employees dated February 3, 2003.

(a) (9) Annual Report on Form 10-K for the fiscal year ended June 29, 2002 filed with the SEC on September 26, 2002 (File No. 000-29309) and incorporated herein by reference.

(a) (10) Quarterly Report on Form 10-Q for the quarterly period ended September 28, 2002 filed with the SEC on November 8, 2002 (File No. 000-29309) and incorporated herein by reference.

(a) (11) Definitive Proxy Statement on Schedule 14A filed with the SEC on September 27, 2002 (File No. 000-29309) and incorporated herein by reference.

(b)                Not Applicable.

(d) (1)            MatrixOne Third Amended and Restated 1996 Stock Plan.

(d) (2) Form of incentive stock option agreement for MatrixOne 1996 Stock Plan (relating to options issued on or prior to July 31, 2001).

(d) (3) Form of non-qualified stock option agreement for MatrixOne 1996 Stock Plan (relating to options issued on or prior to July 31, 2001).

(d) (4)            Form of stock option agreement for MatrixOne 1996 Stock Plan.

(d) (5)            MatrixOne Amended and Restated 1999 Stock Plan.

(d) (6)            Form of stock option agreement for MatrixOne 1999 Stock Plan.

(d) (7)            Letter Agreement between the Company and Maurice L.
                   Castonguay dated January 11, 1999 filed as Exhibit 10.16 to the Company's Registration Statement on Form S-1 (File No. 333-92731) and incorporated herein by reference.

(d) (8) Letter agreement between the Company and Donald W. Hunt dated December 3, 2001 filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 (File No. 000-29309) and incorporated herein by reference.

(d) (9) Letter agreement between the Company and John Fleming dated June 21, 2002 filed as Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002 (File No. 000-29309) and incorporated herein by reference.

(g)                Not applicable.

(h)                Not applicable.